Att 9/11/03

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SI 03014095 COMMISSION 49

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SEC FILE NUMBER
8 53394

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/14/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DebtX Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Arch Street, Suite 410
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH., D.C. 208

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein 212-587-6667
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

787 7th Avenue (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P ED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DebtX Securities, Inc.

Financial Statements and Supplemental Information

For the period February 14, 2002 (inception) through December 31, 2002

Contents

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

The Board of Directors
DebtX Securities, Inc.

We have audited the accompanying statement of financial condition of DebtX Securities, Inc. as of December 31, 2002, and the related statements of operations, stockholder's equity and cash flows for the period February 14, 2002 (inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DebtX Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the period February 14, 2002 (inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 30, 2003

DebtX Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 25,076
Prepaid expenses	2,065
Total assets	$ 27,141
Liabilities and stockholder's equity	
Accrued liabilities	$ 6,000
Stockholder's equity:	
Common stock, $.01 par value, 3000 shares authorized, 1 issued and outstanding	-
Additional paid-in capital	39,838
Retained deficit	(18,697)
Total stockholder's equity	21,141
Total liabilities and stockholder's equity	$ 27,141

See accompanying notes.

DebtX Securities, Inc.

Statement of Operations

For the period February 14, 2002 (inception) through December 31, 2002

Expenses:	
Professional fees	$ 15,000
Membership, regulatory and organizational costs	3,774
Miscellaneous	49
Total expenses	18,823
Other income	126
Net loss	$(18,697)

See accompanying notes.

DebtX Securities, Inc.

Statement of Changes in Owner's Equity

For the period February 14, 2002 (inception) through December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balance at February 14, 2002 (inception)	$–	$ –	$ –	$ –
Issuance of common stock	–	25,000	–	25,000
Capital contribution from Parent	–	14,838	–	14,838
Net loss*	–	–	(18,697)	(18,697)
Balance at December 31, 2002	$–	$39,838	$(18,697)	$ 21,141

* Net loss equals comprehensive loss.

See accompanying notes.

DebtX Securities, Inc.

Statement of Cash Flows

For the period February 14, 2002 (inception) through December 31, 2002

Operating activities	
Net loss	$(18,697)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in prepaid expenses	(2,065)
Change in accrued liabilities	6,000
Net cash used in operating activities	(14,762)
Financing activities	
Proceeds from issuance of common stock	25,000
Capital contribution from Parent	14,838
Net cash provided by financing activities	39,838
Net increase in cash and cash equivalents	25,076
Cash and cash equivalents at beginning of period	–
Cash and cash equivalents at end of period	$ 25,076

See accompanying notes.

DebtX Securities, Inc.

Notes to Financial Statements

December 31, 2002

1. Accounting Policies

Organization and Nature of Business

DebtX Securities, Inc. (the Company), a wholly owned subsidiary of The Debt Exchange, Inc. (the Parent), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company assists the Parent with selling assets classified as securities by the Securities and Exchange Commission. The Parent has committed to continue providing financial support through, at a minimum, March 31, 2004.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments with original maturities of three months or less at date of purchase.

Revenue Recognition

There were no sales transactions for the period February 14, 2002 through December 31, 2002.

2. Income Taxes

The Company is included in the consolidated tax returns filed by the Parent. Taxes have been provided for in these financial statements on a separate entity basis at the effective rate of the Company. At December 31, 2002, the Company has an available net operating loss carryforward of $18,697, which expires in 2022. The Company has recorded a valuation allowance for the full amount of the deferred tax asset associated with the operating loss carryforward as it is more likely than not that the deferred tax asset will not be realized.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1(2)(vi), which requires the maintenance of minimum net capital of $5,000. At December 31, 2002, the Company had net capital of $19,076, which was $14,076 in excess of its required net capital of $5,000.

4. Related Party Transactions

For period February 14, 2002 to December 31, 2002, the Parent provided administrative and other services (including office space) to the Company. There were no amounts paid to the Parent for these services.

Supplemental Information

DebtX Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital	
Total stockholder's equity	$21,141
Nonallowable assets:	
Prepaid assets	2,065
Net capital	$19,076
Aggregate indebtedness—accrued liabilities	$ 6,000
Net minimum capital requirement (SEC rule 15c3-1(2)(vi))	$ 5,000
Excess net capital	$14,076
Ratio: Aggregate indebtedness to net capital	.31 to 1

There are no material differences between the audited Computation for the Determination of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS Filing.

DebtX Securities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplemental Report

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
DebtX Securities, Inc.

In planning and performing our audit of the financial statements of DebtX Securities, Inc. (the Company) for the period February 14, 2002 (inception) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 30, 2003